Exhibit 99.1

Baidu Announces Fourth Quarter and Fiscal Year 2019 Results

BEIJING, China, February 27, 2020 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), a leading search engine, knowledge and information centered Internet platform and AI company, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20191.

“We finished 2019 making tremendous progress in strengthening Baidu’s mobile ecosystem. Through the building blocks of BJH publisher accounts, Smart Mini Program and Managed Page, Baidu App provides users single log-on, native-app-like experience to a wide range of information and services dispersed across isolated mobile apps and HTML5 websites. Baidu App’s spanning mobile ecosystem has resulted in more users logging in, DAUs growing robustly to 195 million in December, up 21% year over year, and in-app search queries increasing almost 30% year over year,” said Robin Li, Chairman and CEO of Baidu. “Baidu new AI businesses have also made great strides in 2019, as we built leadership in smart devices, smart transportation and enterprise cloud solutions with Baidu’s leading AI technologies.”

“Baidu delivered solid fourth quarter results with increasing year-over-year revenue growth rate, allowing 2019 revenue to reach RMB 107 billion, or US$15.4 billion,” said Herman Yu, CFO of Baidu. “Baidu’s quarterly operating margin has also been improving, through the strengthening of Baidu’s mobile ecosystem and our focus on resource investment returns. Our leaner financial model and strong balance sheet put us in a good position to weather the slowing macro, while continuing to invest heavily in technology and new businesses, to optimize future growth.”

Fourth Quarter 2019 Financial Highlights

	Baidu, Inc.
	For the three-month ended
	December 31, 2018	September 30, 2019	December 31, 2019	YOY	QOQ	December 31, 2019
(In millions except for per ADS information, unaudited)	RMB	RMB	RMB			US$
Total revenues	27,195	28,080	28,884	6%	3%	4,149
Operating income	1,112	2,355	4,655	319%	98%	669
Operating margin	4%	8%	16%
Non-GAAP operating income	2,747	3,691	6,753	146%	83%	970
Non-GAAP operating margin	10%	13%	23%
Net income (loss) attributable to Baidu	2,081	(6,373)	6,345	205%	—	911
Net margin	8%	(23%)	22%
Non-GAAP net income attributable to Baidu	4,703	4,387	9,193	95%	110%	1,320
Non-GAAP net margin	17%	16%	32%
Diluted earnings (loss) per ADS	5.93	(18.37)	18.25	208%	—	2.62
Non-GAAP diluted earnings per ADS	13.42	12.61	26.54	98%	110%	3.81

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

	Baidu Core
	For the three-month ended
(In millions except for per ADS information, unaudited)	December 31, 2018	September 30, 2019	December 31, 2019	YOY	QOQ	December 31, 2019
	RMB	RMB	RMB			US$
Total revenues	20,520	21,010	21,711	6%	3%	3,119
Operating income	4,433	5,191	6,870	55%	32%	987
Operating margin	22%	25%	32%
Non-GAAP operating income	5,788	6,224	8,492	47%	36%	1,220
Non-GAAP operating margin	28%	30%	39%
Net income (loss) attributable to Baidu Core	4,050	(4,287)	7,433	84%	—	1,068
Net margin	20%	(20%)	34%
Non-GAAP net income attributable to Baidu Core	6,513	6,310	9,950	53%	58%	1,429
Non-GAAP net margin	32%	30%	46%

Fiscal Year 2019 Financial Highlights

	Baidu, Inc.
	For the twelve-month ended
(In millions except for per ADS information, unaudited)	December 31, 2018	December 31, 2019	YOY	YOY[2]	December 31, 2019
	RMB	RMB			US$
Total revenues	102,277	107,413	5%	8%	15,429
Operating income	15,530	6,307	(59%)		906
Operating margin	15%	6%
Non-GAAP operating income	20,425	12,800	(37%)		1,839
Non-GAAP operating margin	20%	12%
Net income attributable to Baidu	27,573	2,057	(93%)		296
Net margin	27%	2%
Non-GAAP net income attributable to Baidu	23,976	18,182	(24%)		2,612
Non-GAAP net margin	23%	17%
Diluted earnings per ADS	78.03	5.60	(93%)		0.80
Non-GAAP diluted earnings per ADS	68.17	52.04	(24%)		7.48

[2]	Excluding revenue from divested businesses, which was approximately RMB3.1 billion for the twelve-months ended December 31, 2018.

	Baidu Core
	For the twelve-month ended
(In millions except for per ADS information, unaudited)	December 31, 2018	December 31, 2019	YOY	YOY[2]	December 31, 2019
	RMB	RMB			US$
Total revenues	78,271	79,711	2%	6%	11,450
Operating income	23,808	15,261	(36%)		2,192
Operating margin	30%	19%
Non-GAAP operating income	28,020	20,311	(28%)		2,917
Non-GAAP operating margin	36%	25%
Net income attributable to Baidu Core	33,605	7,580	(77%)		1,089
Net margin	43%	10%
Non-GAAP net income attributable to Baidu Core	29,059	22,824	(21%)		3,278
Non-GAAP net margin	37%	29%

Other Highlights

Corporate

•	Baidu employees have devoted significant efforts to help contain the novel coronavirus outbreak and fulfill the Company’s corporate social responsibility, including the following:

•

On Baidu App, the Company launched a free medical consultation platform, to provide online access to doctors, answer pneumonia-related questions and save hospital resources. Baidu also partnered with medical experts to provide authoritative information on the novel coronavirus and leveraged its large platform reach to make available timely, reliable information to the public.

•

Baidu Maps is providing timely information, including the location of traffic control areas, designated hospitals and infected cases, to help users cope with the coronavirus outbreak. By leveraging big data, Baidu Maps helps track population migration and predict the spread of the epidemic in China.

•

Baidu leveraged its facial recognition and other AI technologies to develop and deploy many fever-screening systems to railway stations, hospitals and municipal government buildings in China. Baidu’s fever-screening system can remotely measure the temperature of up to 200 people per minute, detect body temperatures of people wearing face masks and hats, and identify those not wearing masks or wearing them improperly. Baidu’s AI model has also been open sourced, to further help reduce the spread of the coronavirus.

•	Baidu has pledged RMB 300 million to these efforts, provide awareness education and improve public health in China.

•

The Company reported its ESG progress for 2019, noting: 1) Baidu AI has helped reunite over 10,000 missing persons with their families; and 2) Baidu data centers reduced carbon emissions by over 180,000 tons in 2019, with the average power usage effectiveness (PUE) of its data centers reaching 1.14, far exceeding the global industry average of 1.67 according to Uptime Institute, a globally recognized data center advisory organization.

•	Baidu returned $149 million to its shareholders in the fourth quarter of 2019, under the 2019 Share Repurchase Program.

Mobile Ecosystem

•	Baidu App’s average daily active users (“DAUs”) reached 195 million, up 21% year over year, in December 2019.

•

Baidu App’s large user scale and unique search-plus-feed distribution channels are attracting more original content creators, with BJH publisher accounts for Baidu feed, reaching 2.6 million, up 38% year over year, in December 2019.

•

Baidu has partnered with major TV and provincial satellite stations, to provide TV streaming and VOD in Baidu App and short video apps. Through Baidu’s mobile building blocks, TV stations can leverage Baidu’s powerful content distribution channels to extend their reach and allow online users to engage with the TV shows.

•

Merchants with HTML5 websites across many industries are switching to Baidu Managed Page, as the landing page for their search result. Revenue from Baidu Managed Page reached almost a quarter of Baidu Core’s online marketing services revenue in the fourth quarter of 2019.

•	Merchants with app development capabilities are adopting Baidu Smart Mini Program, whose monthly active users (“MAUs”) reached 316 million, up 114% year over year, in December 2019.

•

All six major express delivery companies in China have adopted Baidu Smart Mini Program, which provides native-app-like experience to logged-in users, such as allowing them to check the shipping status of their e-commerce orders and request for an express delivery simply by searching “express delivery” in Baidu App.

•

Baidu Smart Mini Program is also extending its reach to government services. For example, employees in China can check the information of their housing fund, similar to social security in the U.S., by simply scanning their face with Baidu App, as a logged-in user.

DuerOS

•

Monthly voice queries on DuerOS, a leading voice assistant for the Chinese language, surpassed 5.0 billion, up over 3 fold year over year, in December 2019. Monthly voice queries from Xiaodu first-party devices were 2.3 billion, up over 7 fold year over year.

•	DuerOS skills store now offers over 3,600 skills in wide ranging genres, including online education, gaming and live streaming. DuerOS developer community has expanded to over 38,000 members.

•

Xiaodu smart speakers ranked #1 in smart speaker shipments in China and Xiaodu Smart Display ranked #1 in smart display shipments globally for full year 2019, according to well-recognized market analytics firms Strategy Analytics and Canalys.

•

Baidu released Xiaodu Smart Display X8 in December 2019, with enhanced capabilities powered by Baidu AI, allowing users to wake the device up with eye gestures, pause streaming content with hand gestures and receive report on moving objects in the house when the owner leaves home.

Cloud, AI Services & AI Platform

•

Baidu partnered with Shanghai Pudong Development Bank, to launch a blockchain alliance with major Chinese commercial banks for inter-bank information verification built on Baidu’s Blockchain as a Service (BaaS) platform.

•

In November 2019, Baidu released its end-to-end far-field Automatic Speech Recognition (ASR) solutions, based on in-house designed Baidu Honghu AI chip. Baidu Brain’s leading speech recognition capabilities are used across Baidu products, including Xiaodu smart speakers, DuerOS in-vehicle infotainment, Baidu Maps and Baidu call-center enterprise solutions. Developers have tapped Baidu Brain’s speech recognition engine on Baidu open AI platform more than 10 billion times.

•	Baidu is applying Baidu Kunlun, its high-performance AI chip, optimizing visual, speech, natural language processing and other AI capabilities, to power the Company’s cloud servers.

•

In December 2019, Baidu’s pre-training framework for language understanding, ERNIE (Enhanced Representation through kNowledge IntEgration), became the first to score above 90 on the General Language Understanding Evaluation benchmark, or GLUE, which is widely considered as the benchmark for testing AI language understanding and otherwise dominated by U.S. technology firms and universities. ERNIE powers Baidu search and Xiaodu smart devices, to provide the best user experience.

•

Baidu Maps has been selected by Tesla China to provide map cloud services, such as real-time traffic condition reporting, base map display and point-of-interest search. Baidu Maps is a leading location based service platform, supporting 1.8 million developers and tracking 2 billion daily kilometers.

Apollo

•

Baidu partnered with Cangzhou, Hebei province, to develop smart transportation using Baidu’s V2X solutions to improve traffic condition and safety. The adoption of Baidu’s V2X solutions has led to a second Apollo robotaxi pilot program, launched in November 2019, with an initial fleet of 30 vehicles.

•	Baidu also partnered with Yinchuan, Ningxia province, to provide the provincial capital with Baidu’s V2X solutions to support autonomous trucking.

•

At the Apollo Partner Conference in December 2019, Apollo v5.5 was released to support urban road point-to-point autonomous driving, as well as open-platform development for V2X and IoV solutions. Apollo has garnered 177 leading OEMs, suppliers and other partners, and over 36,000 developers worldwide.

•

Apollo fleet has reached 3 million test kilometers on the road in December 2019, spanning across 23 cities, including Beijing, Wuhan, Cangzhou and Changchun. The municipality of Beijing granted Baidu its first batch of 40 manned autonomous driving licenses in December 2019.

iQIYI

•

iQIYI subscribers reached 106.9 million in December 2019, adding 19.5 million subscribers year over year. iQIYI’s large subscriber base further strengthens iQIYI’s foundation to produce entertainment-oriented blockbuster originals.

Fourth Quarter 2019 Results

Total revenues reached RMB 28.9 billion ($4.15 billion), up 6% year over year and 3% quarter over quarter. Online marketing revenues were RMB 20.8 billion ($2.98 billion), decreasing 2% year over year and increasing 2% quarter over quarter. Other revenues were RMB 8.1 billion ($1.17 billion), increasing 35% year over year, driven mainly by the strong growth in cloud services, smart devices and iQIYI membership.

Revenue from Baidu Core reached RMB 21.7 billion ($3.12 billion), increasing 6% year over year and 3% quarter over quarter. Revenue from iQIYI reached RMB 7.5 billion ($1.08 billion), up 7% year over year.

iQIYI membership revenue grew 21% year over year, offset by online advertising revenue declining 15% year over year.

Cost of revenues, were RMB 15.5 billion ($2.23 billion), decreasing 1% year over year, primarily due to a decrease in content costs and traffic acquisition costs, offset by increases in hardware and cloud cost of goods sold, impairment and amortization of intangible assets and depreciation expenses.

Selling, general and administrative expenses were RMB 4.0 billion ($568 million), decreasing 33% year over year, primarily due to decreased investment in channel spending and promotional marketing, as well as lower personnel related expenses.

Research and development expenses were RMB 4.8 billion ($683 million), increasing 5% year over year, primarily due to an increase in personnel related expenses.

Operating income was RMB 4.7 billion ($669 million) and operating margin was 16%. Baidu Core operating income was RMB 6.9 billion ($987 million), and Baidu Core operating margin was 32%.

Non-GAAP operating income was RMB 6.8 billion ($970 million), and non-GAAP operating margin was 23%. Non-GAAP Baidu Core operating income was RMB 8.5 billion ($1.22 billion), and non-GAAP Baidu Core operating margin was 39%.

Total other income was RMB 699 million ($101 million), compared to total other loss of RMB 60 million for Q4 2018.

Income tax expense was RMB 304 million ($44 million), compared to RMB 484 million in Q4 2018.

Net income attributable to Baidu was RMB 6.3 billion ($ 911 million), and diluted earnings per ADS was RMB 18 ($2.62). Net income attributable to Baidu Core was RMB 7.4 billion ($1.07 billion). Non-GAAP net income attributable to Baidu was RMB 9.2 billion ($1.32 billion), and non-GAAP net margin was 32%. Non-GAAP diluted earnings per ADS amounted to RMB 27 ($3.81). Non-GAAP net income attributable to Baidu Core was RMB 10.0 billion ($1.43 billion), and non-GAAP net margin for Baidu Core was 46%.

Adjusted EBITDA was RMB 8.2 billion ($1.17 billion) and adjusted EBITDA margin was 28%. Adjusted EBITDA to Baidu Core was RMB 9.8 billion ($1.41 billion) and adjusted EBITDA margin for Baidu Core was 45%.

As of December 31, 2019, cash, cash equivalents, restricted cash and short-term investments were RMB 147.4 billion ($21.17 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 135.9 billion ($19.52 billion). Free cash flow was RMB 10.1 billion ($1.46 billion). Free cash flow excluding iQIYI was RMB 8.0 billion ($1.15 billion).

Fiscal Year 2019 Results

Total revenues reached RMB 107.4 billion ($15.43 billion), increasing 5% year over year, or 8% year over year, excluding the impact of announced divestures2. Online marketing revenues were RMB 78.1 billion ($11.22 billion), decreasing 5 % year over year. Other revenues were RMB 29.3 billion ($4.21 billion), increasing 44% year over year, driven mainly by the strong growth in iQIYI membership, cloud services and smart devices.

Revenue from Baidu Core reached RMB 79.7 billion ($11.45 billion), increasing 2% year over year, or increasing 6% year over year, excluding the impact of announced divestures2. Revenue from iQIYI reached RMB 29.0 billion ($4.17 billion), up 16% year over year. iQIYI membership revenue grew 36% year over year, offset by online advertising revenue declining 11% year over year.

Cost of revenues were RMB 62.9 billion ($9.03 billion), increasing 21% year over year, primarily due to increases in hardware and cloud cost of goods sold, content costs, depreciation expense, traffic acquisition costs and bandwidth costs.

Selling, general and administrative expenses were RMB 19.9 billion ($2.86 billion), increasing 4% year over year.

Research and development expenses were RMB 18.3 billion ($2.64 billion), increasing 16% year over year, primarily due to an increase in personnel related expenses.

Operating income was RMB 6.3 billion ($906 million) and operating margin was 6%. Baidu Core operating income was RMB 15.3 billion ($2.19 billion), and Baidu Core operating margin was 19%.

Non-GAAP operating income was RMB 12.8 billion ($1.84 billion), and non-GAAP operating margin was 12%. Non-GAAP Baidu Core operating income was RMB 20.3 billion ($2.92 billion), and non-GAAP Baidu Core operating margin was 25%.

Total other loss was RMB 6.6 billion ($955 million), mainly due to loss on equity investment arising from other-than-temporary decline, compared to total other income of RMB 11.8 billion for 2018, which was mainly due to disposal gains from Du Xiaoman and Global DU businesses. In Q4 2015, following a transaction where the Company exchanged shares of its majority-owned subsidiary Qunar for a minority stake in Trip.com, the Company deconsolidated Qunar, recorded its investment in Trip.com at the closing-date market value and recognized a non-cash accounting gain of RMB 24.4 billion. Since then, the market value of Trip.com shares has declined, and the continued low market price in 2019 resulted in the Company recognizing a non-cash impairment loss of RMB 8.9 billion in Q3 2019. In October 2019, the Company sold down its holding in Trip.com, reducing its interest from 19% to 12% of Trip.com’s outstanding shares.

Income tax expense was RMB 1.9 billion ($279 million), compared to RMB 4.7 billion in 2018. The decrease in income tax expense was mainly due to lower taxable income from Baidu Core.

Net income attributable to Baidu was RMB 2.1 billion ($296 million), and diluted earnings per ADS was RMB 6 ($0.80). Net income attributable to Baidu Core was RMB 7.6 billion ($1.09 billion). Non-GAAP net income attributable to Baidu was RMB 18.2 billion ($2.61 billion), and non-GAAP net margin was 17%. Non-GAAP diluted earnings per ADS amounted to RMB 52 ($7.48). Non-GAAP net income attributable to Baidu Core was RMB 22.8 billion ($3.28 billion), and non-GAAP net margin for Baidu Core was 29%.

Adjusted EBITDA was RMB 18.4 billion ($2.65 billion) and adjusted EBITDA margin was 17%. Adjusted EBITDA to Baidu Core was RMB 25.5 billion ($3.66 billion) and adjusted EBITDA margin for Baidu Core was 32%.

Free cash flow was RMB 22.0 billion ($3.17 billion). Free cash flow excluding iQIYI was RMB 18.9 billion ($2.71 billion).

Financial Guidance

For the first quarter of 2020, Baidu expects revenues to be between RMB 21.0 billion ($3.0 billion) and RMB 22.9 billion ($3.3 billion), representing a decline of 5% to 13% year over year, which assumes that Baidu Core revenue will decline between 10% and 18% year over year. The Coronavirus situation in China is evolving, and business visibility is very limited. The above forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:15 PM on February 27, 2020, U.S. Eastern Time (9:15 AM on February 28, 2020, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771

Passcode for all regions:	1571908

A replay of the conference call may be accessed by phone at the following number until March 6, 2020:

International:	+61 2 8199 0299
Passcode:	1571908

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is a leading search engine, knowledge and information centered Internet platform and AI company. The Company’s mission is to make a complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter of 2020, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization of intangible assets resulting from business combinations, and share-based compensation expenses. Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions except for share information, unaudited)

	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	27,638	33,443	4,804
Restricted cash	2,189	996	143
Short-term investments	111,626	112,924	16,221
Accounts receivable, net	6,015	7,416	1,065
Amounts due from related parties	785	1,594	229
Other assets, current	6,841	9,189	1,320

Total current assets	155,094	165,562	23,782

Non-current assets:
Fixed assets, net	17,903	18,311	2,630
Intangible assets, net	9,181	7,887	1,133
Goodwill	18,536	18,250	2,621
Long-term investments, net	80,454	69,410	9,970
Amounts due from related parties	4,297	3,564	512
Deferred tax assets, net	2,324	2,193	315
Operating lease right-of-use assets	—	7,332	1,053
Other assets, non-current	9,777	8,807	1,264

Total non-current assets	142,472	135,754	19,498

Total assets	297,566	301,316	43,280

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	3,046	2,618	376
Accounts payable and accrued liabilities	35,381	32,701	4,698
Customer deposits and deferred revenue	9,221	11,062	1,589
Deferred income	523	529	76
Long-term loans, current portion	84	737	106
Notes payable, current portion	6,871	5,219	750
Amounts due to related parties	1,727	2,231	320
Operating lease liabilities	—	2,283	328

Total current liabilities	56,853	57,380	8,243

Non-current liabilities:
Deferred income	54	17	2
Deferred revenue	1,309	1,009	145
Amounts due to related parties	4,360	3,846	552
Long-term loans	7,456	7,804	1,121
Notes payable	42,735	38,090	5,471
Convertible senior notes	4,712	12,297	1,766
Deferred tax liabilities	4,099	3,273	470
Operating lease liabilities	—	4,486	644
Other non-current liabilities	236	299	44

Total non-current liabilities	64,961	71,121	10,215

Total liabilities	121,814	128,501	18,458

Redeemable noncontrolling interests	716	1,109	159
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,733,692 shares and 27,381,621 shares issued and outstanding as at December 31, 2018 and December 31, 2019	—	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2018 and December 31, 2019	—	—	—
Additional paid-in capital	33,441	38,714	5,561
Retained earnings	129,246	126,268	18,137
Accumulated other comprehensive income	210	(1,383)	(199)

Total Baidu shareholders’ equity	162,897	163,599	23,499

Noncontrolling interests	12,139	8,107	1,164

Total equity	175,036	171,706	24,663

Total liabilities, redeemable noncontrolling interests, and equity	297,566	301,316	43,280

Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for share, per share (or ADS) information, unaudited)

	Three Months Ended				Twelve Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues:
Online marketing services	21,197	20,434	20,765	2,983	81,912	78,093	11,217
Others	5,998	7,646	8,119	1,166	20,365	29,320	4,212

Total revenues	27,195	28,080	28,884	4,149	102,277	107,413	15,429

Operating costs and expenses:
Cost of revenues(1)	15,611	16,378	15,517	2,229	51,744	62,850	9,028
Selling, general and administrative(1)	5,943	4,657	3,956	568	19,231	19,910	2,860
Research and development(1)	4,529	4,690	4,756	683	15,772	18,346	2,635

Total operating costs and expenses	26,083	25,725	24,229	3,480	86,747	101,106	14,523

Operating income	1,112	2,355	4,655	669	15,530	6,307	906
Other income (loss):
Interest income	1,490	1,687	2,096	301	4,451	6,060	870
Interest expense	(574)	(788)	(674)	(97)	(1,883)	(2,960)	(425)
Foreign exchange income (loss), net	(50)	29	35	5	(122)	(33)	(5)
Loss from equity method investment	(390)	(729)	(94)	(14)	(79)	(1,254)	(180)
Other income (loss), net	(536)	(9,683)	(664)	(94)	9,428	(8,460)	(1,215)

Total other income (loss), net	(60)	(9,484)	699	101	11,795	(6,647)	(955)

Income (loss) before income taxes	1,052	(7,129)	5,354	770	27,325	(340)	(49)
Income tax expense	484	934	304	44	4,743	1,948	279

Net income (loss)	568	(8,063)	5,050	726	22,582	(2,288)	(328)

Less: net income (loss) attributable to noncontrolling interests	(1,513)	(1,690)	(1,295)	(185)	(4,991)	(4,345)	(624)

Net income (loss) attributable to Baidu	2,081	(6,373)	6,345	911	27,573	2,057	296

Earnings (loss) per ADS (1 Class A ordinary share equals 10 ADSs):
-Basic	5.96	(18.37)	18.28	2.63	78.64	5.68	0.82
-Diluted	5.93	(18.37)	18.25	2.62	78.03	5.60	0.80
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	59.55	(183.74)	182.82	26.26	786.36	56.84	8.16
-Diluted	59.32	(183.74)	182.53	26.22	780.27	55.96	8.04
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,909,960	34,793,154	34,586,035	34,586,035	34,898,589	34,834,497	34,834,497
Diluted	35,044,338	34,793,154	34,613,834	34,613,834	35,171,043	34,884,854	34,884,854

(1) Includes share-based compensation expenses as follows:
Cost of revenues	71	70	92	13	224	327	47
Selling, general and administrative	587	336	413	60	1,725	1,768	254
Research and development	884	810	1,073	154	2,727	3,531	507

Total share-based compensation expenses	1,542	1,216	1,578	227	4,676	5,626	808

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Three months ended December 31, 2018 (RMB)					Three months ended September 30, 2019 (RMB)					Three months ended December 31, 2019 (RMB)					Three months ended December 31, 2019 (USD)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	20,520	7,028	(353)		27,195	21,010	7,397	(327)		28,080	21,711	7,497	(324)		28,884	3,119	1,077	(47)		4,149
YOY											6%	7%			6%
QOQ											3%	1%			3%
Operating costs and expenses:
Cost of revenues (1)	7,374	8,523	(286)		15,611	8,502	8,176	(300)		16,378	8,215	7,914	(612)		15,517	1,180	1,137	(88)		2,229
Selling, general and administrative (1)	4,790	1,222	(69)		5,943	3,320	1,350	(13)		4,657	2,575	1,400	(19)		3,956	370	201	(3)		568
Research and development (1)	3,923	608	(2)		4,529	3,997	703	(10)		4,690	4,051	711	(6)		4,756	582	102	(1)		683

Total operating costs and expenses	16,087	10,353	(357)		26,083	15,819	10,229	(323)		25,725	14,841	10,025	(637)		24,229	2,132	1,440	(92)		3,480

YOY											(8%)	(3%)			(7%)
Cost of revenues											11%	(7%)			(1%)
Selling, general and administrative											(46%)	15%			(33%)
Research and development											3%	17%			5%
Operating income (loss)	4,433	(3,325)	4		1,112	5,191	(2,832)	(4)		2,355	6,870	(2,528)	313		4,655	987	(363)	45		669
YOY											55%	(24%)			319%
QOQ											32%	(11%)			98%
Operating margin	22%	(47%)			4%	25%	(38%)			8%	32%	(34%)			16%
Add: total other income (loss),net	(30)	(35)	5		(60)	(8,657)	(827)			(9,484)	624	75	—		699	90	11	—		101
Less: income tax expense	405	79	—		484	918	16			934	281	23	—		304	41	3	—		44
Less: net income (loss) attributable to NCI	(52)	38	(1,499	)(3)	(1,513)	(97)	13	(1,606	)(3)	(1,690)	(220)	18	(1,093	)(3)	(1,295)	(32)	3	(156	)(3)	(185)

Net income(loss) attributable to Baidu	4,050	(3,477)	1,508		2,081	(4,287)	(3,688)	1,602		(6,373)	7,433	(2,494)	1,406		6,345	1,068	(358)	201		911

YOY											84%	(28%)			205%
QOQ											—	(32%)			—
Net margin	20%	(49%)			8%	(20%)	(50%)			(23%)	34%	(33%)			22%
Other Key Metrics:
Non-GAAP operating income (loss)	5,788	(3,045)			2,747	6,224	(2,529)			3,691	8,492	(2,052)			6,753	1,220	(295)			970
YOY											47%	(33%)			146%
QOQ											36%	(19%)			83%
Non-GAAP operating margin	28%	(43%)			10%	30%	(34%)			13%	39%	(27%)			23%
Non-GAAP net income (loss) attributable to Baidu	6,513	(3,196)			4,703	6,310	(3,394)			4,387	9,950	(1,901)			9,193	1,429	(273)			1,320
YOY											53%	(41%)			95%
QOQ											58%	(44%)			110%
Non-GAAP net margin	32%	(45%)			17%	30%	(46%)			16%	46%	(25%)			32%
Adjusted EBITDA	6,870	(2,952)			3,922	7,525	(2,405)			5,116	9,788	(1,926)			8,175	1,406	(277)			1,174
Adjusted EBITDA margin	33%	(42%)			14%	36%	(33%)			18%	45%	(26%)			28%

(1) Includes share-based compensation as follows:
Cost of revenues	43	28			71	25	45			70	43	49			92	6	7			13
Selling, general and administrative	435	152			587	207	129			336	220	193			413	32	28			60
Research and development	843	41			884	749	61			810	1,001	72			1,073	144	10			154

Total share-based compensation	1,321	221			1,542	981	235			1,216	1,264	314			1,578	182	45			227

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Twelve months ended December 31, 2018 (RMB)					Twelve months ended December 31, 2019 (RMB)					Twelve months ended December 31, 2019 (USD)
	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(3)		Baidu, Inc.
Total revenues	78,271	24,989	(983)		102,277	79,711	28,994	(1,292)		107,413	11,450	4,165	(186)		15,429
YOY						2%	16%			5%
YOY excluding revenue from divested businesses(1)						2%				5%
Operating costs and expenses:
Cost of revenues (2)	25,370	27,133	(759)		51,744	34,019	30,348	(1,517)		62,850	4,887	4,359	(218)		9,028
Selling, general and administrative (2)	15,310	4,168	(247)		19,231	14,733	5,237	(60)		19,910	2,116	753	(9)		2,860
Research and development (2)	13,783	1,994	(5)		15,772	15,698	2,667	(19)		18,346	2,255	383	(3)		2,635

Total operating costs and expenses	54,463	33,295	(1,011)		86,747	64,450	38,252	(1,596)		101,106	9,258	5,495	(230)		14,523

YOY						18%	15%			17%
Cost of revenues						34%	12%			21%
Selling, general and administrative						(4%)	26%			4%
Research and development						14%	34%			16%
Operating income (loss)	23,808	(8,306)	28		15,530	15,261	(9,258)	304		6,307	2,192	(1,330)	44		906
YOY						(36%)	11%			(59%)
Operating margin	30%	(33%)			15%	19%	(32%)			6%
Add: total other income (loss),net	13,169	(676)	(698)		11,795	(5,680)	(967)	—		(6,647)	(816)	(139)	—		(955)
Less: income tax expense	4,664	79	—		4,743	1,896	52	—		1,948	272	7	—		279
Less: net income (loss) attributable to NCI	(1,292)	49	(3,748	)(4)	(4,991)	105	46	(4,496	)(4)	(4,345)	15	7	(646	)(4)	(624)

Net income(loss) attributable to Baidu	33,605	(9,110)	3,078		27,573	7,580	(10,323)	4,800		2,057	1,089	(1,483)	690		296

YOY						(77%)	13%			(93%)
Net margin	43%	(36%)			27%	10%	(36%)			2%
Other Key Metrics:
Non-GAAP operating income (loss)	28,020	(7,623)			20,425	20,311	(7,815)			12,800	2,917	(1,122)			1,839
YOY						(28%)	3%			(37%)
Non-GAAP operating margin	36%	(31%)			20%	25%	(27%)			12%
Non-GAAP net income (loss) attributable to Baidu	29,059	(8,599)			23,976	22,824	(8,765)			18,182	3,278	(1,258)			2,612
YOY						(21%)	2%			(24%)
Non-GAAP net margin	37%	(34%)			23%	29%	(30%)			17%
Adjusted EBITDA	31,438	(7,311)			24,155	25,451	(7,339)			18,416	3,655	(1,054)			2,646
Adjusted EBITDA margin	40%	(29%)			24%	32%	(25%)			17%

(1) Excluding revenue from divested businesses, which was approximately RMB3.1 billion for the twelve months ended December 31, 2018. (2) Includes share-based compensation as follows:

Cost of revenues	141	83			224	156	171			327	22	25			47
Selling, general and administrative	1,356	369			1,725	1,092	676			1,768	157	97			254
Research and development	2,623	104			2,727	3,293	238			3,531	473	34			507

Total share-based compensation	4,120	556			4,676	4,541	1,085			5,626	652	156			808

(3)	Relates to intersegment eliminations and adjustments
(4)	Relates to the net loss attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended December 31, 2018 (RMB)			Three months ended September 30, 2019 (RMB)			Three months ended December 31, 2019 (RMB)			Three months ended December 31, 2019 (USD)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by operating activities	8,409	528	8,937	8,508	293	8,801	8,688	2,343	11,031	1,248	337	1,585
Net cash provided by (used in) investing activities	(5,146)	(6,412)	(11,558)	(11,960)	(922)	(12,882)	10,194	(2,089)	8,105	1,464	(300)	1,164
Net cash provided by (used in) financing activities	10,084	6,923	17,007	(1,903)	(160)	(2,063)	(1,181)	(259)	(1,440)	(170)	(37)	(207)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(239)	(110)	(349)	122	258	380	(254)	(178)	(432)	(36)	(26)	(62)

Net increase (decrease) in cash, cash equivalents and restricted cash	13,108	929	14,037	(5,233)	(531)	(5,764)	17,447	(183)	17,264	2,506	(26)	2,480
Cash, cash equivalents and restricted cash
At beginning of period	9,959	5,831	15,790	15,315	7,624	22,939	10,082	7,093	17,175	1,448	1,019	2,467
At end of period	23,067	6,760	29,827	10,082	7,093	17,175	27,529	6,910	34,439	3,954	993	4,947
Net cash provided operating activities	8,409	528	8,937	8,508	293	8,801	8,688	2,343	11,031	1,248	337	1,585
Less: Capital expenditures	(2,900)	(178)	(3,078)	(1,031)	(181)	(1,212)	(652)	(232)	(884)	(94)	(33)	(127)

Free cash flow	5,509	350	5,859	7,477	112	7,589	8,036	2,111	10,147	1,154	304	1,458

	Twelve months ended December 31, 2018 (RMB)			Twelve months ended December 31, 2019 (RMB)			Twelve months ended December 31, 2019 (USD)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by operating activities	33,083	2,884	35,967	24,552	3,906	28,458	3,527	561	4,088
Net cash used in investing activities	(13,511)	(20,949)	(34,460)	(8,225)	(11,749)	(19,974)	(1,181)	(1,688)	(2,869)
Net cash provided by (used in) financing activities	(8,393)	23,475	15,082	(11,753)	7,880	(3,873)	(1,688)	1,132	(556)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,285	617	1,902	(112)	113	1	(16)	16	—

Net increase in cash, cash equivalents and restricted cash	12,464	6,027	18,491	4,462	150	4,612	642	21	663
Cash, cash equivalents and restricted cash
At beginning of period	10,603	733	11,336	23,067	6,760	29,827	3,312	972	4,284
At end of period	23,067	6,760	29,827	27,529	6,910	34,439	3,954	993	4,947
Net cash provided operating activities	33,083	2,884	35,967	24,552	3,906	28,458	3,527	561	4,088
Less: Capital expenditures	(8,160)	(612)	(8,772)	(5,688)	(740)	(6,428)	(817)	(106)	(923)

Free cash flow	24,923	2,272	27,195	18,864	3,166	22,030	2,710	455	3,165

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	December 31, 2018 (RMB)			September 30, 2019 (RMB)			December 31, 2019 (RMB)			December 31, 2019 (USD)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	4,433	(3,325)	1,112	5,191	(2,832)	2,355	6,870	(2,528)	4,655	987	(363)	669
Add: Share-based compensation expenses	1,321	221	1,542	981	235	1,216	1,264	314	1,578	182	45	227
Add: Amortization and impairment of intangible assets(1)	34	59	93	52	68	120	358	162	520	51	23	74

Non-GAAP operating income (loss)	5,788	(3,045)	2,747	6,224	(2,529)	3,691	8,492	(2,052)	6,753	1,220	(295)	970
Add: Depreciation of fixed assets	1,082	93	1,175	1,301	124	1,425	1,296	126	1,422	186	18	204

Adjusted EBITDA	6,870	(2,952)	3,922	7,525	(2,405)	5,116	9,788	(1,926)	8,175	1,406	(277)	1,174
Net income (loss) attributable to Baidu	4,050	(3,477)	2,081	(4,287)	(3,688)	(6,373)	7,433	(2,494)	6,345	1,068	(358)	911
Add: Share-based compensation expenses	1,319	221	1,444	974	235	1,106	1,257	314	1,433	181	45	206
Add: Amortization and impairment of intangible assets(1)(4)	19	47	46	21	50	47	15	131	88	2	19	13
Add: Disposal gain(4)	282	—	282	—	—	—	445	—	445	64	—	64
Add: Impairment of long-term investments(4)	185	—	185	8,023	—	8,023	465	141	544	66	20	78
Add: Fair value change of long-term investments(4)	16	13	23	745	1	745	(60)	(1)	(61)	(9)	—	(9)
Add: Reconciling items on equity method investments(4)	642	—	642	834	8	839	395	8	399	57	1	57

Non-GAAP net income (loss) attributable to Baidu	6,513	(3,196)	4,703	6,310	(3,394)	4,387	9,950	(1,901)	9,193	1,429	(273)	1,320
Diluted earnings (loss) per ADS			5.93			(18.37)			18.25			2.62
Add: Accretion of the redeemable noncontrolling interests			0.01			0.06			0.06			0.01
Add: Non-GAAP adjustments to earnings per ADS			7.48			30.92			8.23			1.18

Non-GAAP diluted earnings per ADS			13.42			12.61			26.54			3.81

(1)   This represents amortization of intangible assets resulting from business combinations.

(2)   This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)   Non-GAAP measures are adjusted retroactively to exclude: 1) amortization of intangible assets resulting from business combinations ; and 2) share-based compensation and amortization of intangible assets not on their books, resulting from equity method pick-up; and 3) fair value change of the investees’ long-term investments, net of tax, as follows:

(4) Net of related tax impact

Non-GAAP operating income, previously reported	5,754	(3,104)	2,654	6,172	(2,597)	3,571	8,134	(2,214)	6,233	1,169	(318)	896
Add: Amortization and impairment of intangible assets(1)	34	59	93	52	68	120	358	162	520	51	23	74

Non-GAAP operating income, revised	5,788	(3,045)	2,747	6,224	(2,529)	3,691	8,492	(2,052)	6,753	1,220	(295)	970
Non-GAAP net income attributable to Baidu, previously reported	6,458	(3,243)	4,621	6,052	(3,452)	4,098	9,847	(2,040)	9,013	1,414	(293)	1,294
Add: Adjustments relating to equity-method investments, net of tax	36	—	36	237	8	242	88	8	92	13	1	13
Add: Amortization and impairment of intangible assets(1), net of tax	19	47	46	21	50	47	15	131	88	2	19	13

Non-GAAP net income attributable to Baidu, revised	6,513	(3,196)	4,703	6,310	(3,394)	4,387	9,950	(1,901)	9,193	1,429	(273)	1,320
Adjusted EBITDA, previously reported	6,887	(2,877)	3,970	7,542	(2,345)	5,153	9,803	(1,549)	8,208	1,408	(223)	1,179
Less: Adjustments to amortization/impairment of intangible assets	(17)	(75)	(48)	(17)	(60)	(37)	(15)	(377)	(33)	(2)	(54)	(5)

Adjusted EBITDA, revised	6,870	(2,952)	3,922	7,525	(2,405)	5,116	9,788	(1,926)	8,175	1,406	(277)	1,174

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Twelve months ended			Twelve months ended			Twelve months ended
	December 31, 2018 (RMB)			December 31, 2019 (RMB)			December 31, 2019 (USD)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	23,808	(8,306)	15,530	15,261	(9,258)	6,307	2,192	(1,330)	906
Add: Share-based compensation expenses	4,120	556	4,676	4,541	1,085	5,626	652	156	808
Add: Amortization and impairment of intangible assets(1)	92	127	219	509	358	867	73	52	125

Non-GAAP operating income (loss)	28,020	(7,623)	20,425	20,311	(7,815)	12,800	2,917	(1,122)	1,839
Add: Depreciation of fixed assets	3,418	312	3,730	5,140	476	5,616	738	68	807

Adjusted EBITDA	31,438	(7,311)	24,155	25,451	(7,339)	18,416	3,655	(1,054)	2,646
Net income (loss) attributable to Baidu	33,605	(9,110)	27,573	7,580	(10,323)	2,057	1,089	(1,483)	296
Add: Share-based compensation expenses	4,118	556	4,454	4,515	1,085	5,126	649	156	736
Add: Amortization and impairment of intangible assets(1)(4)	59	104	123	71	282	226	10	41	32
Add: Disposal gain(4)	(6,388)	—	(5,684)	233	1	234	33	—	34
Add: Impairment of long-term investments(4)	566	—	566	8,929	164	9,031	1,283	24	1,298
Add: Fair value change of long-term investments(4)	(4,124)	(149)	(4,279)	(658)	(1)	(660)	(95)	—	(95)
Add: Reconciling items on equity method investments(4)	1,223	—	1,223	2,154	27	2,168	309	4	311

Non-GAAP net income (loss) attributable to Baidu	29,059	(8,599)	23,976	22,824	(8,765)	18,182	3,278	(1,258)	2,612
Diluted earnings per ADS			78.03			5.60			0.80
Add: Accretion of the redeemable noncontrolling interests			0.37			0.22			0.03
Add: Non-GAAP adjustments to earnings per ADS			(10.23)			46.22			6.65

Non-GAAP diluted earnings per ADS			68.17			52.04			7.48

(1)   This represents amortization of intangible assets resulting from business combinations.

(2)   This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)   Non-GAAP measures are adjusted retroactively to exclude: 1) amortization of intangible assets resulting from business combinations ; and 2) share-based compensation and amortization of intangible assets not on their books, resulting from equity method pick-up; and 3) fair value change of the investees’ long-term investments, net of tax, as follows:

(4) Net of related tax impact

Non-GAAP operating income, previously reported	27,928	(7,750)	20,206	19,802	(8,173)	11,933	2,844	(1,174)	1,714
Add: Amortization and impairment of intangible assets(1)	92	127	219	509	358	867	73	52	125

Non-GAAP operating income, revised	28,020	(7,623)	20,425	20,311	(7,815)	12,800	2,917	(1,122)	1,839
Non-GAAP net income attributable to Baidu, previously reported	28,471	(8,703)	23,324	21,841	(9,074)	17,030	3,137	(1,303)	2,446
Add: Adjustments relating to equity-method investments, net of tax	529	—	529	912	27	926	131	4	134
Add: Amortization and impairment of intangible assets(1), net of tax	59	104	123	71	282	226	10	41	32

Non-GAAP net income attributable to Baidu, revised	29,059	(8,599)	23,976	22,824	(8,765)	18,182	3,278	(1,258)	2,612
Adjusted EBITDA, previously reported	31,503	(7,091)	24,315	25,512	(6,768)	18,569	3,664	(972)	2,668
Less: Adjustments to amortization/impairment of intangible assets	(65)	(220)	(160)	(61)	(571)	(153)	(9)	(82)	(22)

Adjusted EBITDA, revised	31,438	(7,311)	24,155	25,451	(7,339)	18,416	3,655	(1,054)	2,646